Ex. 23.1

Consent of Independent Registered Public Accounting Firm

Fulton Financial Corporation Retirement Plans Administrative Committee

Fulton Financial Corporation 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statement (No. 333-76600, 333-76594, 333-135839, 333-168237, 333-189457) on Form S-8 of Fulton Financial Corporation (“the Company”) of our report dated June 25, 2014, with respect to the statement of net assets available for benefits of Fulton Financial Corporation 401(k) Retirement Plan as of December 31, 2013, the related statement of changes in net assets available for benefits for the year then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report for Form 11-K of the  Fulton Financial Corporation 401(k) Retirement Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 25, 2014